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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)



                                (AMENDMENT NO. 6)



                               RENT-A-CENTER, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                  76 009N 10 0
                                 (CUSIP Number)

                                DECEMBER 31, 2001
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)


                      (Continued on the following page(s))


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CUSIP No. 76 009N 10 0               13G/A                    Page 2 of 4 Pages
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1)   Name of Reporting Person
     I. R. S. Identification No. of Above Persons (entities only)

     Mark E. Speese
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2)   Check the Appropriate Box if a Member of a Group*
                                                                         (a) [ ]
                                                                         (b) [ ]
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3)   SEC Use Only
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4)   Citizenship or Place of Organization            United States
--------------------------------------------------------------------------------

           Number of               (5)   Sole Voting Power         1,085,993 (1)
           Shares Bene-            ---------------------------------------------
           ficially
           Owned by                (6)   Shared Voting Power          98,039 (2)
           Reporting               ---------------------------------------------
           Person With
                                   (7)   Sole Dispositive Power    1,085,993 (1)
                                   ---------------------------------------------

                                   (8)   Shared Dispositive Power     98,039 (2)
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9)   Aggregate Amount Beneficially Owned by Reporting Person       1,184,032 (3)
--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares*       [X]
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11)  Percent of Class Represented by Amount in Row (9)                  4.5% (4)
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12)  Type of Reporting Person*                                               IN
--------------------------------------------------------------------------------

         (1) Mr. Speese has sole voting and dispositive power with respect to (i) 773,157 shares held directly by him, (ii) 151,875 shares held by the Mark Speese 2000 Grantor Retained Annuity Trust, a trust organized under the laws of the State of Texas, of which Mr. Speese is the sole trustee, (iii) 151,961 shares held by the Carolyn Speese 2000 Grantor Retained Annuity Trust, a trust organized under the laws of the State of Texas, of which Mr. Speese is the sole trustee, and (iv) 9,000 shares issuable pursuant to options granted under the Rent-A-Center, Inc. Amended and Restated Long-Term Incentive Plan, all of which he has the right to acquire within 60 days.

         (2) Represents 98,039 shares held by Carolyn Speese, Mr. Speese's spouse, of which Mr. Speese shares voting and disposition power.

         (3) Mr. Speese beneficially owns (i) 773,157 shares of Common Stock owned directly by him, (ii) 151,875 shares held by the Mark Speese GRAT, of which Mr. Speese serves as sole Trustee,
                  (iii) 151,961 shares held by the Carolyn Speese GRAT, of which Mr. Speese serves as sole Trustee, (iv) 9,000 shares issuable pursuant to options granted under the Rent-A-Center, Inc. Amended and Restated Long-Term Incentive Plan, all of which he has the right to acquire within 60 days, and (v) 98,039 shares held by Mrs. Speese.

         (4) Assumes a total of 26,194,812 shares outstanding, based on the amount reported in Rent-A-Center, Inc.'s most recent Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2001 plus 9,000 shares issuable upon the exercise of vested options held by Mr. Speese.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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PRELIMINARY NOTE

         The Schedule 13G filed with the Securities & Exchange Commission on February 14, 1997 (the "Original Schedule 13G") on behalf of Mark E. Speese in connection with the common stock, par value $0.01 per share (the "Common Stock") of Rent-A-Center, Inc., a Delaware corporation (the "Company"), as amended by the Schedule 13G/A filed on March 3, 1998, the Schedule 13G/A filed on February 9, 1999, the Schedule 13G/A filed on February 10, 2000, the Schedule 13G/A filed on August 15, 2000 and the Schedule 13 G/A filed on February 14, 2001, is hereby amended to reflect the number of shares beneficially held by Mr. Speese as of December 31, 2001. Unless otherwise defined, all capitalized terms used herein shall have the same meanings set forth in the Original Schedule 13G.


Item 2(a) is hereby amended and restated to read as follows:

ITEM 2(a). NAME OF PERSON FILING:

         On November 8, 2001, the Mark Speese 2000 Grantor Retained Annuity Trust (the "Mark Speese GRAT") transferred 98,125 shares to Mr. Speese pursuant to the terms of the Mark Speese GRAT. In addition, on November 8, 2001, the Carolyn Speese 2000 Grantor Retained Annuity Trust (the "Carolyn Speese GRAT") transferred 98,039 shares to Carolyn Speese, the undersigned's spouse, pursuant to the terms of the Carolyn Speese GRAT. Mr. Speese is the trustee of each of the Mark Speese GRAT and the Carolyn Speese GRAT, and he retains the sole power to vote, direct the vote, dispose or direct the disposition of the shares held therein. Mr. Speese shares the power to vote, direct the vote, dispose or direct the disposition of the 98,039 shares held by Mrs. Speese.


         Mr. Speese is making this amendment because he, Mrs. Speese, the Mark Speese GRAT and the Carolyn Speese GRAT may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this amendment nor anything contained herein shall be deemed an admission by Mr. Speese or either of Mrs. Speese, the Mark Speese GRAT or the Carolyn Speese GRAT that a group exists.

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Item 4 is hereby amended and restated to read as follows:

ITEM 4. OWNERSHIP:

         Mr. Speese beneficially owns 1,184,032 shares of Common Stock of the Company, approximately 4.5% of the Common Stock outstanding, consisting of (i) 773,157 shares of Common Stock owned directly by Mr. Speese,
         (ii) 151,875 shares of Common Stock held by the Mark Speese GRAT, of which Mr. Speese serves as sole Trustee, (iii) 151,961 shares of Common Stock held by the Carolyn Speese GRAT, of which Mr. Speese serves as sole Trustee, (iv) 9,000 shares issuable pursuant to options granted under the Rent-A-Center, Inc. Amended and Restated Long-Term Incentive Plan, all of which he has the right to acquire within 60 days, and (v) 98,039 shares held by Mrs. Speese. Mr. Speese, either directly or as trustee of each of the Mark Speese GRAT and the Carolyn Speese GRAT, has sole power to vote, direct the vote, dispose or direct the disposition of the 1,085,993 shares held by him, the Mark Speese GRAT and the Carolyn Speese GRAT. Mr. Speese has shared power to vote, direct the vote, dispose or direct the disposition of the 98,039 shares held by Mrs. Speese. Mr. Speese disclaims beneficial ownership pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, of 1,800 shares of Common Stock held by Mr. Speese's children.


Item 5 is hereby amended and restated to read as follows:

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 14, 2002                      /s/ Mark E. Speese
                                       -----------------------------------------
                                       Mark E. Speese




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